

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

      Re: Actelis Networks, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted March 31, 2022
          CIK No. 0001141284

Dear Mr. Barlev:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary, page 1

1. We note your revisions to page 10 regarding which shares are deemed to be included or excluded for purposes of the prospectus. Please further revise to address all expected or potential changes to your share capital, for instance redemption of non-voting common stock and share issuances under the Migdalor loan option. Please also revise the analogous lists within the Capitalization and Dilution sections to reconcile the apparent inconsistencies with each other and with the list on page 10, or consider deleting these lists as duplicative.

Tuvia Barlev
Actelis Networks, Inc.
April 13, 2022
Page 2

Summary Consolidated Financial Data, page 11

2. Please remove footnote (2) on the line item Redeemable convertible Preferred Shares in the balance sheet data, or provide the footnote information you intended.

Risk Factors
We are currently operating in a period of economic uncertainty . . . . , page 19

3. Please tailor this risk factor to relate specifically to your company and operations. In this regard, we note references to mining equipment and cryptocurrency mining which appear to be extraneous.

Dilution, page 40

4. Please explain to us how you determined that your tangible net book value per share is $.06 per share, given your total tangible assets less your total liabilities results in a negative amount. Tell us the share amount you are using in your determination of net tangible book value (deficit) per share as of December 31, 2021. Revise to show all negative amounts using parentheses.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Convertible Notes, Loans, and Warrant, page 47

5. We note your revisions in response to prior comment eight. Please further revise your disclosure to clarify the conversion price, which currently appears to contemplate a variable discount and/or variable offering price. Clearly state, if true, that the discount depends on the date when notes were issued to holders under the CLA, and provide the maximum discount as a percentage of the initial public offering price.

6. We note your revisions in response to prior comment nine. Please further revise to disclose the number of shares that would be issuable upon Migdalor's exercise of the purchase option or the cashless conversion option, using the midpoint of the initial offering price range. Please also revise your disclosure on page 10 to specifically address the treatment of these shares throughout the prospectus, per comment one.

7. We note your revisions in response to prior comment ten. Please disclose the exercise price and other material terms governing the underwriter's private placement warrant, here or in the Underwriting section.

Management, page 68

8. Section 11 of the stockholders agreement submitted as Exhibit 10.1 appears to contain provisions regarding the nomination and election of your board of directors. Please revise your disclosure to describe briefly the arrangement or understanding relating to the selection of each director, pursuant to Item 401(a) of Regulation S-K.

Description of Securities
Stockholders Agreement, page 86

9.   Your disclosure appears to indicate that the registration rights under the stockholders
       agreement will not terminate upon the closing of this offering, notwithstanding
       that Section 13 thereof provides "This Agreement shall terminate immediately following
       the earlier to occur of the closing of a Qualified IPO . . . ." Please advise how Section 4
       (relating to registration rights) is deemed to survive termination, given the apparent lack
       of a survivability clause, or revise your disclosure accordingly. We further note that
       Schedule A of the stockholders agreement contains no information for holders of non-
       voting common stock; please revise or advise.

       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other
questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Eyal Peled